SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            VICON FIBER OPTICS CORP.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of class of securities)

                                    925809105
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                                 (Cusip Number)

                                Joseph D. Cooper
                       c/o Cooper, Selvin & Strassberg LLP
                             415 Northern Boulevard
                           Great Neck, New York 11021
                                 (516) 466-1400
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 January 2, 1997
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                      (Date of event which requires filing
                               of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                        (Continued on following page(s))
                                Page 1 of 4 Pages

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     *The  remainder  of this cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                    JOSEPH D. COOPER
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)/ /

                                                                      (b)/ /
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS*
                      PF
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                             / /
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        U.S.A.
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  NUMBER OF     7          SOLE VOTING POWER
    SHARES
 BENEFICIALLY              557,478
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                       ---------------------------------------------------------
                8          SHARED VOTING POWER

                                    -0-
                       ---------------------------------------------------------
                9          SOLE DISPOSITIVE POWER

                           557,478
                       ---------------------------------------------------------
               10          SHARED DISPOSITIVE POWER

                                    -0-
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               11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           557,478
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               12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*                  / /

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               13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           6.5%
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               14          TYPE OF REPORTING PERSON*

                                  IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 3 (the "Amendment No. 3") amends the Schedule 13D filed by the undersigned as previously amended by Amendment No. 1 dated August 28, 1996 and Amendment No. 2 dated October 22, 1996 (collectively, the "Schedule 13D"). Except as specifically amended, the Schedule 13D remains in full force and effect.

                  Defined  terms herein shall have the meaning  specified in the
Schedule 13D, except as otherwise provided herein.

                  Item 3 is hereby amended and supplemented by adding the following:


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  On January 2, 1997, the Reporting Person sold, in a private transaction, 25,000 shares of Common Stock for an aggregate sale price of $20,000.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


March 13, 1997                  /s/ Joseph D. Cooper
                                --------------------
                                JOSEPH D. COOPER